Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 21, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Kernan

Re:	Funds Listed in Appendix A

Dear Mr. Kernan:

On behalf of the funds listed in Appendix A hereto (each, a “Fund”), transmitted for filing as EDGAR correspondence are the Funds’ responses to the comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided by you to me and Lisa Goldstein by telephone on August 27, 2021. The Staff’s comments related to (i) the diversification status of certain of the Funds, described in the Funds’ annual reports on Form N-CSR as filed with the Commission and (ii) a Fund’s filings on Form N-MFP with respect of its compliance with Rule 30b1-7 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Set forth below is a summary of the Staff’s comments, and the Funds’ responses thereto.

Diversification Status of Certain Funds

Comment 1: BNY Mellon Global Fixed Income Fund, BNY Mellon Dynamic Total Return Fund and BNY Mellon Global Dynamic Bond Income Fund have been identified in the annual reports as non-diversified funds; however, it appears the funds are operating as diversified funds. If the funds have been operating as diversified funds for more than three years, please confirm that the funds will receive shareholder approval prior to changing their status back to non-diversified.

Response 1: Fund management is aware that these Funds are now de facto diversified and would be required to obtain shareholder approval prior to operating as a “non-diversified company,” if they elected to do so in the future. Fund management will remove the “Non-diversification risk” section and other references to being a non-diversified fund from each of these Funds’ registration statement at the next annual update of the Fund’s registration statement. Each of these Funds will also disclose in the next annual update of its registration statement the following diversification restriction as a fundamental policy: “With respect to 75% of its total assets, purchase securities of an issuer (other than the U.S. Government, its agencies, instrumentalities or authorities or repurchase agreements collateralized by U.S. Government securities and other investment companies), if: (a) such purchase would cause more than 5% of the fund’s total assets taken at market value to be invested in the securities of such issuer; or (b) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the fund”.

N-MFP Filings:

Comment 2: The Staff observes that, in N-MFP filings, including the filing coinciding with its fiscal year-end, under Item C.8.h., BNY Mellon Government Money Market Fund appears to have repurchase agreement collateral classified incorrectly. Collateral for a $55 million Bank of Montreal repurchase agreement dated December 31, 2020 due January 4, 2021 was classified as “Agency Debentures and Agency Strips” when “Agency Collateralized Mortgage Obligations” or “Agency Mortgage-Backed Securities” appear to be more appropriate classifications. Please ensure the prospective accuracy of repurchase agreement collateral classifications in Item C.8.h. of Form M-NFP.

Response 2: Going forward, each Fund will ensure the accuracy of its repurchase agreement collateral classifications in Item C.8.h. of Form M-NFP.

*    *    *    *    *

Should you have any questions or comments, please feel free to contact me at 212.969.3151 (dkasinki@proskauer.com) or Lisa P. Goldstein at 617.526.9845 (lgoldstein@proskauer.com).

Very truly yours,

/s/ Devin J. Kasinki
Devin J. Kasinki

cc:	David Stephens

Lisa P. Goldstein

APPENDIX A

CIK	File #	Registrant Name	Series ID	Series Name
0000053808	811-00524	BNY Mellon Investment Funds III	S000018029	BNY Mellon Global Equity Income Fund
0000053808	811-00524	BNY Mellon Investment Funds III	S000005159	BNY Mellon International Bond Fund
0000053808	811-00524	BNY Mellon Investment Funds III	S000000317	BNY Mellon High Yield Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011353	BNY Mellon Diversified Emerging Markets Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011667	BNY Mellon Tax Sensitive Total Return Bond Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011516	BNY Mellon Small Cap Value Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011515	BNY Mellon Small Cap Growth Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011511	BNY Mellon International Equity Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011502	BNY Mellon Global Fixed Income Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011499	BNY Mellon Small/Mid Cap Growth Fund
0000810305	811-05021	BNY Mellon Short-Intermediate Municipal Bond Fund	S000000094	BNY Mellon Short-Intermediate Municipal Bond Fund
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001924	Quality Bond Portfolio
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001923	Government Money Market Portfolio
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001921	International Value Portfolio
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001920	International Equity Portfolio
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001919	Growth and Income Portfolio
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001917	Opportunistic Small Cap Portfolio
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001912	Appreciation Portfolio
0000846800	811-05719	BNY Mellon Stock Index Fund, Inc.	S000001911	BNY Mellon Stock Index Fund, Inc.
0000890064	811-07044	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.	S000001910	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000059726	BNY Mellon Sustainable Balanced Fund
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000031204	BNY Mellon Global Dynamic Bond Income Fund
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000028808	BNY Mellon Global Real Return Fund
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000011967	BNY Mellon Dynamic Total Return Fund
0001056707	811-08673	BNY Mellon Investment Portfolios	S000002781	Technology Growth Portfolio
0001056707	811-08673	BNY Mellon Investment Portfolios	S000002780	Small Cap Stock Index Portfolio
0001056707	811-08673	BNY Mellon Investment Portfolios	S000002779	Midcap Stock Portfolio
0001056707	811-08673	BNY Mellon Investment Portfolios	S000002774	Core Value Portfolio
0001057861	811-08703	BNY Mellon High Yield Strategies Fund	CEF0000589	BNY Mellon High Yield Strategies Fund
0001627854	811-23014	BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc.	CEF0001709	BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc.
0001635295	811-23036	BNY Mellon Absolute Insight Funds, Inc.	S000059721	BNY Mellon Core Plus Fund